May 11, 2006

BY EDGAR AND HAND DELIVERY

Ms. Karen J. Garnett

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop: 4561

Re:	CarrAmerica Realty Corporation
Preliminary Schedule 14A filed April 7, 2006
Form 10-K filed February 22, 2006
File No. 001-11706

Dear Ms. Garnett:

On behalf of CarrAmerica Realty Corporation (“CarrAmerica” or the “Company”), this letter is in response to the staff’s letter of comment, dated May 4, 2006, to Mr. Thomas A. Carr with respect to the above-referenced Preliminary Proxy Statement (“Preliminary Proxy Statement”) and the Annual Report on Form 10-K for the year ended December 31, 2005.

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses to the Staff’s comments. Where indicated below the Company has included changes to the disclosure in Amendment No. 1 to the Preliminary Proxy Statement, which is being filed contemporaneously with this response letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Preliminary Proxy Statement, as revised in connection with the Company’s filing of Amendment No. 1 to the Preliminary Proxy Statement.

We have sent to your attention for delivery on May 11, 2006 three courtesy copies of this letter and Amendment No. 1 to the Preliminary Proxy Statement marked to show changes against the Preliminary Proxy Statement. In addition, we

Ms. Karen J. Garnett

May 11, 2006

sent to your attention for delivery on May 10, 2006 the supplemental materials that we refer to in this response letter as having been provided to the Staff under separate cover (except for the supplemental materials provided in response to Comment No. 5, which were provided only by Goldman, Sachs & Co. under separate cover). Pursuant to Rule 101(c)(2) of Regulation S-T and Rule 12b-4 of Regulation 12B, we have submitted these supplemental materials and the correspondence relating thereto to the staff in paper format only and have not filed these materials in an electronic format with the Staff, and we are requesting that the Staff return to the Company’s attention these materials and correspondence related thereto upon the conclusion of the Staff’s review of the Preliminary Proxy Statement.

Defined terms used in this response letter that are not otherwise defined will be given the same meanings ascribed to them in the Preliminary Proxy Statement.

Preliminary Schedule 14A

General

Comment:

1.	We note that each share of your Series E preferred will be converted into a share of Series E preferred issued by MergerCo and then liquidated at $25 per share. Please tell us how this transaction is exempt from registration under the Securities Act. Also, please tell us whether the terms of your Series E preferred already provide for the right to redeem each share for $25.

As the Staff notes, in the merger, holders of the Company’s Series E preferred stock (the “Series E Preferred Stock”) will receive, on a one-for-one basis, preferred stock in the surviving corporation (the “New Series E Preferred Stock”). The terms of the New Series E Preferred Stock will be materially unchanged from the terms of the Series E Preferred Stock. Accordingly, under the Articles Supplementary that govern the terms of the Series E Preferred Stock, the holders of the Series E Preferred Stock are not entitled to vote on the merger and the Company is not seeking the approval of the holders of the Series E Preferred Stock. In addition, under Section 3-202(c) of the Maryland General Corporation law and under the Company’s charter, by-laws and the Articles Supplementary, the holders of the Series E Preferred Stock do not have any dissenters’ or appraisal rights with respect to such shares.

Ms. Karen J. Garnett

May 11, 2006

Because the holders of the Series E Preferred Stock do not have the right to vote with respect to the merger and the Company is not seeking their vote, and because no dissenters’ or appraisal rights are available to the holders of the Series E Preferred Stock, the issuance of the New Series E Preferred Stock to such holders does not require registration pursuant to Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”), and does not constitute an “offer,” an “offer to sell,” an “offer for sale,” or a “sale” for the purposes of Sections 2(3) and 5 of the Securities Act.

The Commission, in adopting Rule 145, repealed Rule 133, which previously provided that certain merger and other business combination transactions did not constitute “sales” because such transactions occur with “the element of individual stockholder volition.” Rather, the Commission’s view was that such transactions take place with the consent given by “each stockholder in voting on a proposal to merge,” and in doing so, such consenting stockholder is making “voluntary and individual acceptance” of a new security. In addition, “the disapproving stockholder is deferring his decision as to whether to accept the new security or, if he exercises his dissenter’s rights, a cash payment.” In either case, such transactions do not occur merely by operation of law, but through “the aggregate effect of the voluntary decisions made by the individual stockholders to accept or reject the exchange.” SEC Release 33-5316 (October 6, 1972).

The quoted language indicates that the purpose of Rule 145 is to require registration of securities being issued in a merger or similar transaction where stockholders have voting and/or dissenters’ rights. In the case of the Series E Preferred Stock, as indicated, the holders of the Series E Preferred Stock have no voting or dissenters’ rights and therefore do not need the protections of the Securities Act.

Further, the issuance of the New Series E Preferred Stock in the surviving corporation is an intermediate step between the merger and the liquidation for cash. Under the terms of the Articles Supplementary governing the Series E Preferred Stock, the Company may be liquidated without the vote of the holders of the Series E Preferred Stock; similarly, under the terms of the Articles Supplementary of the New Series E Preferred Stock, MergerCo may be liquidated without the vote of the holders of New Series E Preferred Stock. In the event of such liquidation, holders of the Series E Preferred Stock or New Series E Preferred Stock (as applicable) are entitled to no more and no less than $25 in cash per share plus any accrued but unpaid dividends. As a result, the holders of the Series E Preferred Stock have no investment decision to make in connection with the merger. In light of the foregoing, the issuance of the New Series E Preferred Stock in the surviving corporation is not a transaction involving a “sale” of the type described in Rule 145(a). See, for example, Johnson Controls, Inc. (available January 28, 2005), General Electric Capital Corporation (available July 26, 2000), Lamalie Associates, Inc. (available December 15, 1998) and Getty Oil (Canadian operations), Ltd. (available May 19, 1983).

Ms. Karen J. Garnett

May 11, 2006

The Company recognizes that the Staff’s view is that a “short-form” merger transaction in which minority stockholders receive securities may involve an “offer,” an “offer to sell,” an “offer for sale,” or a “sale” for the purposes of Sections 2(3) of the Securities Act even though a vote of the minority stockholders is not sought to the extent a stockholder must determine whether to either take the merger consideration or seek dissenters’ rights of appraisal. As noted above, the treatment of the holders of the Series E Preferred Stock in the proposed merger is different than the treatment afforded to minority stockholders in short-form mergers because the holders of the Series E Preferred Stock do not have dissenters’ rights or not make any other investment decision in the transaction at hand. Consequently, the Company respectfully submits that the issuance of the New Series E Preferred Stock in the proposed merger does not constitute an “offer,” an “offer to sell,” an “offer for sale,” or a “sale” for the purposes of Section 2(3) and Section 5 of the Securities Act. See Johnson Controls, Inc. (available January 28, 2005) and General Electric Capital Corporation (available July 26, 2000).

Finally, the Company believes that registration of the New Series E Preferred Stock is not necessary to protect holders of the Series E Preferred Stock. Because of the liquidation of the surviving corporation promptly after the consummation of the merger, holders of Series E Preferred Stock will have no continuing interest in MergerCo or Nantucket Parent following consummation of the merger and the subsequent liquidation. Under the terms of the Articles Supplementary, in the liquidation the holders are entitled to no more and no less than $25 in cash per share plus any accrued but unpaid dividends. Information related to MergerCo and Nantucket Parent that would appear in a registration statement would not be material to holders of the Series E Preferred Stock.

In response to your question, the Company notes that the Series E Preferred Stock is not redeemable by the Company until 2008. However, as described above, in the context of a liquidation, the Articles Supplementary governing

Ms. Karen J. Garnett

May 11, 2006

the terms of the Series E Preferred Stock and the Articles Supplementary governing the terms of the New Series E Preferred Stock each provide for the payment of the liquidation preference to the holders of the Series E Preferred Stock and holders of the New Series E Preferred Stock, respectively, without the vote of the holders thereof.

2.	We note disclosure on page 8 indicating that separate materials will be sent to the limited partners of CRH LP and CAR LP regarding the election of class A preferred stock in lieu of cash. Please tell us whether the offer and sale of class A preferred stock is exempt from registration under the 1933 Act and, if so, the exemption you are relying upon and the factual basis for that exemption.

The offer and sale of class A preferred units in the surviving CRH LP partnership and the surviving CAR LP partnership will be made in reliance upon the registration exemption provided by Rule 506(a) of Regulation D under the Securities Act. Only holders of CRH LP units and CAR LP units that are “accredited investors,” as defined under Rule 501 of Regulation D, will be offered the opportunity to elect to receive class A preferred units of the surviving CRH LP partnership or the surviving CAR LP partnership, as the case may be, in lieu of the cash merger consideration. To enable the Company, CRH LP and CAR LP to establish the factual basis for relying on this exemption, questionnaires requiring factual information regarding the requirements to qualify as an accredited investor will be provided to the limited partners of CRH LP and CAR LP as part of the election materials that will be sent to these holders. Holders who do not qualify as accredited investors or who fail to properly and timely complete the questionnaires will not be entitled to elect to receive the class A preferred units in lieu of the cash merger consideration.

3.	Please provide an analysis of whether the proposed partnership mergers are subject to the proxy rules. We note that the units of limited partnership of CarrAmerica Realty L.P. are registered under Section 12(g) of the Exchange Act.

Although the units of limited partnership of CAR LP are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), under the partnership agreement of CAR LP, limited partners of CAR LP are not entitled to vote on the CAR LP partnership merger. As a result, no proxies are being solicited with respect to the CAR LP partnership merger, and the CAR LP partnership merger is not subject to Rule 14a-3 of the Exchange Act. In addition, because the limited partners of

Ms. Karen J. Garnett

May 11, 2006

CAR LP are not entitled to vote or give authorization or consent with respect to the CAR LP partnership merger, the provisions of Regulation 14C of the Exchange Act are not applicable.

Additionally, the units of limited partnership of CRH LP are not registered under Section 12 of the Exchange Act. As a result, the CRH LP partnership merger is not subject to Regulation 14A or 14C of the Exchange Act.

Summary, page 1

The Merger and Related Transactions, page 4

4.	Please provide graphic depictions of the structure of CarrAmerica Realty Corporation and its affiliates prior to and following the proposed merger. Provide footnotes explaining key changes involving the makeup of each unit, including the CarrAmerica operating partnership and its limited partnerships.

The Company has revised the disclosure on page 5 of the proxy statement to comply with the Staff’s comment.

Opinion of Our Financial Advisor, page 5

5.	Please provide us with a copy of the board book or other information provided to you by your financial advisor. Also, please quantify the fee to be paid to the advisor in dollar terms and make it clear that the fee is entirely contingent on the success of the proposed transaction. Finally, please disclose whether your advisor has an interest in this transaction beyond its advisory fees.

The Company has been advised by Goldman, Sachs & Co., the Company’s financial advisor (“Goldman Sachs”), that the materials requested were provided to the Staff under separate cover.

In addition, the Company has revised the disclosure on pages 6 and 44 of the proxy statement in response to the Staff’s comment.

Debt Tender Offers and Consent Solicitation, page 5

6.	It appears that the debt tender offer may be subject to Regulations 14D and 14E under the Exchange Act. Please provide your analysis as to how this offer comports with the requirements for issuer tender offers.

Ms. Karen J. Garnett

May 11, 2006

The outstanding senior notes of CarrAmerica Realty Operating Partnership, L.P. for which the operating partnership intends to commence tender offers are neither equity securities nor registered under Section 12 of the Exchange Act. As a result, the Company respectfully submits that neither Regulation 14D nor Rule 13e-4 is applicable with respect to the tender offers for the senior notes. The Company, however, concurs with the Staff that Regulation 14E applies to the tender offers and intends to comply with the requirements thereof, including, without limitation, holding each such tender offer open for at least 20 business days from the date the respective tender offer is first sent or given to the holders of the senior notes.

7.	We note that the operating partnership will solicit the consents of senior note holders to amend the indentures governing the senior notes. Please give us your detailed analysis of whether the solicitation is subject to the proxy rules.

Because the senior notes are not registered under Section 12 of the Exchange Act and Rule 14a-2 provides that the proxy rules only apply to securities that are so registered, the Company respectfully submits that the consent solicitations from the holders of the senior notes to amend certain provisions of the indentures governing the senior notes are not subject to the proxy rules.

8.	Please explain more clearly what happens in the event that a note holder consents to amend the terms of indenture but does not agree to the sell the debt. Explain who would assume the liabilities under those surviving notes.

The Company has revised the disclosure on pages 7 and 62 of the proxy statement to explain that note holders will not be able to deliver consents to the amendments to the indentures and the senior notes without also tendering their senior notes. As a result, all senior notes of each series that remain outstanding following the tender offers will remain obligations of the operating partnership.

9.	We note that MergerCo has obtained financing commitments covering roughly $4.2 billion. We further note that the total cost of the proposed transaction exceeds $5 billion. Please clarify whether the remaining funds will come from the intended capitalization of MergerCo by Blackstone Group affiliates in the amount of $900 million. If not, please tell us how financing is “assured” for purposes of Instruction 2(a) of Item 14 of Schedule 14A. Also, please provide us with a copy of the commitment letter.

)Ms. Karen J. Garnett

May 11, 2006

Nantucket Parent, an affiliate of The Blackstone Group, has obtained a debt commitment letter providing for debt financing in an aggregate principal amount of equal to the lesser of (a) $4,245,461,000 and (b) 80% of the total consideration payable by Nantucket Parent for the completion of the mergers and other costs relating to the mergers. The Company has been advised that the remaining funds for the transaction will come from the intended capitalization of Nantucket Parent by affiliates of The Blackstone Group, which amount will be approximately $900 million (plus additional amounts to the extent the limited partners of CAR LP or CRH LP receive cash consideration rather than electing to receive class A preferred units in CAR LP or CRH LP, as applicable, in the partnership mergers). The Company has revised the disclosure on pages 7 and 45 of the proxy statement to comply with the Staff’s comment.

In addition, under separate cover, the Company has provided to the Staff a copy of the commitment letter for the $4.2 billion debt financing.

10.	We note that the merger agreement does not contain a financing condition. Please summarize the ramifications of any failure by Blackstone Group to obtain adequate financing to consummate this transaction, including whether this would constitute a breach of the merger agreement and grounds for termination by either party. Also, please make it clear, from page 43, that this would not give rise to a termination fee but that you may be able to seek compensation up to the $500 million “guarantee” by a Blackstone Group affiliate and explain in more detail the circumstances that could warrant such compensation. Finally, please provide us with a copy of the guarantee.

The Company has revised the disclosure on pages 7 and 46 of the proxy statement to comply with the Staff’s comment. In addition, under separate cover, the Company has provided to the Staff a copy of the guarantee.

Treatment of CRH LP Units and CAR LP Units, page 8

11.	Please explain briefly how you came to value the units in these LPs at the same price as the common stock. Also, we note that you refer to these partnerships as your “DownREIT partnerships.” Please explain how this comports with disclosure on page 46 of your Form 10-K filed February 22, 2006 which states that in 2004 you restructured your operations to form an UPREIT.

Ms. Karen J. Garnett

May 11, 2006

Under the partnership agreements of CRH LP and CAR LP, which the Company refers to as the DownREIT partnerships, the CRH LP units and CAR LP units are redeemable for cash in an amount equal to the price of the Company’s common stock or, at the Company’s election, shares of the Company’s common stock on a one-for-one basis. In addition, the various bidders, including The Blackstone Group, included as part of their offers to purchase the Company consideration for such partnership units equal to the price per share offered for the Company’s common stock.

In 2004, the Company reorganized its structure to own all of its assets, including its interests in CRH LP and CAR LP, and conduct all of its business, directly and indirectly, through the operating partnership. This is commonly referred to as an “UPREIT” structure that is designed to permit potential limited partners in the operating partnership the ability to contribute assets to the operating partnership in exchange for limited partnership units on a tax deferred basis. In such a structure, the limited partner would have an economic interest in all the Company’s assets. To date, no limited partnership units have been issued to third parties, however, and the operating partnership remains a wholly owned subsidiary of the Company.

Interests of Our Directors, Executive Officer, page 8

12.	Please compare the benefits accruing to your officers and directors under their employment agreements prior to and following amendments made in consideration of this transaction, to the extent those benefits changed.

It is the view of the board of directors of the Company that the amendments made to its executive officers’ employment agreements had the sole effect of clarifying the intent of the agreements and did not change the benefits accruing to such executive officers under their respective employment agreements. The Company refers the Staff to the existing disclosure on page 35 of the proxy statement.

Termination Fee and Expenses, page 11

13.	Please be more specific as to the circumstances that could give rise to your liability for the termination fee, to the extent they differ from the one identified in the previous section dealing with your acceptance of a superior offer.

The Company has revised the disclosure on pages 12 and 13 of the proxy statement to comply with the Staff’s comment.

Ms. Karen J. Garnett

May 11, 2006

Regulatory Matters, page 11

14.	Please tell us how this disclosure comports with section 4.05(b) of the merger agreement, which identifies the regulatory approvals necessary to complete the merger. Refer to Item 1011(a) of Regulation MA.

The Company has revised the disclosure on pages 13 and 51 to list the material regulatory approvals necessary to complete the merger. No approvals were required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with the merger, and the Company respectfully submits that the remaining regulatory requirements contemplated by Section 4.05(b) of the merger agreement are routine and ministerial in nature or otherwise not material to the common stockholders decision whether to approve the proposed merger. As a result, the Company has not added such requirements to the disclosure.

No Dissenters’ Rights, page 11

15.	Please disclose any other rights that may be available to security holders under state law. Refer to Item 1004(d) of Regulation MA.

Although the Company respectfully submits that Item 1004(d) of Regulation MA does not apply to the proposed transaction under the proxy rules and Item 3, “Dissenters’ Rights of Appraisal,” of Rule 14a-101 does not require disclosure of other rights that may be available to security holders under state law, the Company has revised the disclosure on pages 13 and 83 of the proxy statement to address the Staff’s comment.

Litigation Relating to the Merger, page 12

16.	Your statement that the lawsuits are without merit is a legal conclusion that CarrAmerica is not qualified to make. Please revise to omit this conclusion or to disclose that it is based on the advice or opinion of counsel and name counsel.

The Company has revised the disclosure on pages 14 and 51 of the proxy statement to remove such conclusion to comply with the Staff’s comment.

Ms. Karen J. Garnett

May 11, 2006

17.	Please discuss the potential impact of the lawsuits on this transaction, including whether an injunction could prevent you from meeting specified deadlines, such as the September 5, 2006 partnership mergers, or give rise to the termination fee discussed on page 11. Also, disclose how these litigation matters relate to the warranty appearing in section 4.09 of the merger agreement. Please provide us with copies of material public documents related to the litigation. Refer to the instruction to Item 1011(a)(5) of Regulation MA.

The Company has revised the disclosure on pages 14 and 51 of the proxy statement to comply with the Staff’s comment with respect to the potential impact of the lawsuits to the transactions. In addition, the Company respectfully advises the Staff that a termination of the merger solely due to an injunction will not give rise to the termination fee. The Company respectfully directs the Staff to the revised disclosure on pages 12 and 13 of the proxy statement for a more detailed discussion of the circumstances giving rise to the termination fee in response to the Staff’s Comment No. 13.

With respect to Section 4.09 of the merger agreement, the Company respectfully advises the Staff that at the time of the merger agreement, the Company warranted and represented that there was no litigation that would materially delay or prevent the consummation of the proposed merger. At the time such representation and warranty was made, these lawsuits, which were filed as a result of the public announcement of the proposed merger, had not been filed.

Under separate cover, the Company has provided to the Staff copies of the complaints relating to the litigations that are available to the public.

The Special Meeting, page 21

18.	Please provide us with screen shots from your Internet voting site or provide us with a password to access the site.

Innisfree M&A Incorporated, the proxy solicitor retained by the Company to assist it in its solicitation of proxies from the holders of the Company’s common stock, has not yet prepared the Internet voting site in connection with the proposed merger. The Company will, however, provide the Staff with screen shots from its Internet voting site as soon as it has been prepared and posted.

Adjournments and Postponements, page 23

19.	Please note that if you intend to adjourn or postpone the meeting to solicit additional proxies, it is our view that the postponement or adjournment of a

Ms. Karen J. Garnett

May 11, 2006

meeting is a substantive proposal for which CarrAmerica must solicit votes. Provide a separate section on the proxy card for stockholders to indicate whether they wish to vote in favor of postponement or adjournment for the solicitation of additional votes.

The Company has revised the disclosure in the proxy statement and the form of the proxy card to solicit votes for any adjournments of the special meeting. Please see, for example, the notice of the special meeting, pages 3, 16 and 24, and the proxy card.

The Mergers

General Description of the Mergers, page 24

20.	Please describe to us in detail the actions you and your subsidiaries, including the general partners of each of CRH LP and CAR LP have already taken to approve the partnership mergers. Explain why no further approval of the partners is required to complete the partnership mergers.

In connection with the proposed partnership mergers, the operating partnership, as the sole general partner and a limited partner of CRH LP (and the Company, as the sole general partner of the operating partnership on behalf of the operating partnership, and the board of directors of the Company on behalf of the Company), approved the merger agreement and the proposed CRH LP partnership merger. The operating partnership owns approximately 84% of the outstanding units of limited partnership interest in CRH LP. Under the partnership agreement of CRH LP, the proposed CRH LP partnership merger requires the approval of the partners holding at least two-thirds (66 and 2/3%) of the outstanding units of limited partnership interest of CRH LP. As a result, no further action or approval of other limited partners is required in connection with the proposed CRH LP partnership merger.

Separately, CarrAmerica Realty GP Holdings, LLC, as the sole general partner of CAR LP (and the operating partnership, as the sole member of CarrAmerica Realty GP Holdings, LLC on behalf of CarrAmerica Realty GP Holdings, LLC, and the Company, as the sole general partner of the operating partnership on behalf of the operating partnership, and the board of directors of the Company on behalf of the Company), approved the merger agreement and the proposed CAR LP partnership merger. Under the partnership agreement of CAR LP, the limited partners do not have the right to approve any merger involving CAR LP. The general partner has the exclusive right to approve such matters.

Ms. Karen J. Garnett

May 11, 2006

Reasons for the Merger, page 34

21.	It appears that prior acquisition offers were dismissed at least in part based on the impact of the merger on holders of Series E preferred shares and limited partnership units. Please expand your discussion to include your consideration of the impact of the proposed merger to these holders and explain how these considerations may be relevant to shareholders entitled to vote on this matter.

The Company has revised the disclosure on page 38 of the proxy statement to comply with the Staff’s comment.

22.	Please revise the second bullet point on page 34 to quantify the negative impact on your cash flows from each of the factors you cite. We note, for example, disclosure on page 45 of your 2005 Form 10-K that you expect to borrow up to $90 million in order to fund dividends in light of the projected shortfall in cash from operations. Also, please make it clear that your ability to borrow these funds may be limited by the terms of your debt covenants and that, in the event you fail to find suitable financing, you may not have be able to make required dividend payments or maintain your REIT status.

The Company has revised the disclosure on page 37 of the proxy statement to comply with the Staff’s comment. In addition, the Company supplementally advises the Staff that the cash flow impact of rent rolldowns is already reflected in the $75 million to $90 million shortfall disclosed in the proxy statement. Additionally, the Company believes it would be able to make sufficient dividend payments out of cash flow from operations to maintain its REIT status (separate from its ability to maintain its dividend at its current rate) and, as a result, has not added the requested disclosure regarding REIT status to the “Reasons for the Merger” section of the proxy statement.

Opinion of Our Financial Advisor, page 36

23.	Please quantify total consideration paid by you to your advisor in the past two years. Refer to Item 1015(b)(4) of Regulation MA.

The Company has revised the disclosure on page 44 of the proxy statement to comply with the Staff’s comment.

Ms. Karen J. Garnett

May 11, 2006

Net Asset Value Analysis, page 38

24.	Please disclose the number of shares outstanding that Goldman Sachs used in this analysis and briefly explain how Goldman Sachs determined that number. Also, briefly explain how the average consensus estimate of per share net asset value was calculated. Provide similar clarification with respect to the FFO Multiple Analysis.

The Company has revised the disclosure on pages 41 and 42 of the proxy statement to comply with the Staff’s comment.

Selected Transactions Analysis, page 39

25.	Please disclose the number of transactions underlying each part of this analysis, and the specific transactions reviewed in 2005 and 2006.

The Company respectfully notes the Staff’s comment. The Company advises the Staff supplementally that the number of transactions underlying each part of the selected transactions analysis was as follows:

•	Selected Transactions since 1997 – 30 transactions;

•	Selected Transactions in 2005-2006 – 13 transactions;

•	Selected All-Cash Transactions since 1997 – 12 transactions; and

•	Selected All-Cash Transactions in 2005-2006 – 9 transactions.

The identities of the selected transactions for 2005-2006 were as follows:

•	Selected Transactions in 2005-2006:

Parties	Date of Announcement

The Blackstone Group/MeriStar Hospitality Corporation	February 21, 2006

Alaska Permanent Fund Corp./Simpson Housing Limited Partnership, LLP	February 13, 2006

LBA Realty LLC/ Bedford Property Investors, Inc.	February 10, 2006

Ms. Karen J. Garnett

May 11, 2006

General Electric Capital Corporation/Arden Realty, Inc.	December 22, 2005

Morgan Stanley Real Estate, Onex Real Estate and Sawyer Realty Holdings LLC/The Town & Country Trust	December 19, 2005

CalEast Industrial Investors LLC/CenterPoint Properties Trust	December 7, 2005

Host Marriott Corporation/Starwood Hotels and Resorts	November 14, 2005

Prime Property Fund, LLC/AMLI Residential Property Trust	October 23, 2005

Brandywine Realty Trust/Prentiss Properties Trust	October 3, 2005

DRA Advisors LLC/CRT Properties, Inc.	June 17, 2005

ING Clarion Partners/Gables Residential Trust	June 7, 2005

ProLogis, Inc./Catellus Development Corporation	June 6, 2005

Extra Space Storage, Inc./Storage USA	May 5, 2005

•	Selected All-Cash Transactions in 2005-2006:

Parties	Date of Announcement

The Blackstone Group/MeriStar Hospitality Corporation	February 21, 2006

LBA Realty LLC/Bedford Property Investors, Inc.	February 10, 2006

General Electric Capital Corporation/Arden Realty, Inc.	December 22, 2005

Morgan Stanley Real Estate, Onex Real Estate and Sawyer Realty Holdings LLC/The Town & Country Trust	December 19, 2005

CalEast Industrial Investors LLC/CenterPoint Properties Trust	December 7, 2005

Prime Property Fund, LLC/AMLI Residential Property Trust	October 23, 2005

Ms. Karen J. Garnett

May 11, 2006

DRA Advisors LLC/CRT Properties Inc.	June 17, 2005

ING Clarion Partners/Gables Residential Trust	June 7, 2005

Extra Space Storage, Inc./Storage USA	May 5, 2005

The Company respectfully submits, however, that the number of transactions underlying the selected transactions analysis, as well as the identification of the specific transactions included in the analysis (whether those occurring in 2005-2006 or other periods), was not included in the materials Goldman Sachs delivered to the board of directors of the Company and was not otherwise part of Goldman Sachs’ presentation to the board of directors because such information was not, in Goldman Sachs’ view, meaningful in the context of the process of delivery of Goldman Sachs’ opinion. Accordingly, the Company submits that it should not be required to disclose in the proxy statement information not presented or communicated by Goldman Sachs to the board of directors of the Company in the context of delivery of Goldman Sachs’ opinion.

Our Change in Control Severance Pay Plan, page 46

26.	Please tell us why you have disclosed the potential cash severance payment only for Robert O. Carr and not for other executive officers who may be covered by this plan.

Each of the Company’s five executive officers has a separate change in control employment agreement, the terms of which are disclosed in the proxy and are more favorable than the terms under the Company’s Change in Control Severance Pay Plan (the ”Plan”). Under the terms of the Plan, employees of the Company who have more favorable change in control agreements are not covered by the Plan. As a result, the Plan does not apply to the Company’s executive officers. The Company specifically disclosed the estimated potential cash severance payment payable under the Plan to Mr. Robert O. Carr, who is not considered an executive officer of the Company and does not have a separate change in control or similar agreement with the Company, because as a brother of Mr. Thomas A. Carr and an officer of a subsidiary of the Company, he is considered to be an “associate” as defined under Rule 14a-1 of the Exchange Act, and his interest in the proposed merger therefore is required to be disclosed under Item 5(a)(4) of Rule 14a-101 of the Exchange Act.

Ms. Karen J. Garnett

May 11, 2006

The Merger Agreement, page 53

27.	Refer to your “Titan” disclaimer. Please revise it to remove any implication that the agreements comprising this transaction do not constitute public disclosure under federal securities laws. In particular, pay careful attention to the following statements: (1) that the “text” of the merger agreement is not a source of factual, business or operational information about CarrAmerica; and (2) that stockholders may not rely on the agreement’s terms and conditions. Also, please tell us why it is appropriate to extend the disclaimer to the parties’ “covenants,” as opposed to their factual warranties and representations only. Finally, with respect to your statement that certain “information” may have changed since the date of the merger agreement, please be advised that you are responsible for considering whether additional specific disclosures regarding material contractual provisions are required to make the statements included in the prospectus/proxy statement not misleading.

The Company has revised the disclosure on page 56 of the proxy statement to comply with the Staff’s comment.

The Partnership Mergers, page 53

28.	Please explain what assets and liabilities CRH LP Merger Partnership and CAR LP Merger Partnership may bring to the surviving entities in this transaction.

As described on page 23 of the proxy statement under the heading “The Parties to the Mergers,” CRH LP Merger Partnership and CAR LP Merger Partnership were formed solely for the purpose of facilitating the partnership mergers. As a result, they currently do not have, and will not bring to the surviving partnerships in connection with the partnership mergers, any assets or liabilities. The Company has revised the disclosure on page 56 to comply with the Staff’s comment.

Multiple Stockholders Sharing One Address, page 79

29.	Please make it clear that you will send separate proxy cards to an address subject to householding. Also, please tell us how you meet the consent requirements set forth in Rule 14a-3(e)(1)(ii).

Ms. Karen J. Garnett

May 11, 2006

The Company will not rely on householding rules as provided in Rule 14a-3(e) of the Exchange Act. Instead, the Company intends to mail separate proxy statements and proxy cards to each holder of the Company’s common stock and Series E preferred stock, regardless of whether two or more such holders share the same address. The Company has deleted the disclosure on page 83 of the proxy statement accordingly.

Where You Can Find More Information, page 80

30.	As appropriate, please revise to incorporate by reference recently filed periodic reports.

The Company has revised the disclosure on page 84 of the proxy statement to comply with the Staff’s comment.

Exhibits

31.	Please provide us with a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. This list should be sufficiently detailed to provide a clear understanding of the subject matter of such schedules.

Under separate cover, the Company has provided to the Staff a list that briefly identifies the contents of all omitted exhibits and schedules to the merger agreement.

Form 10-K

Note 9 – Gain on Sale of Properties…page 91

32.	We note on page 92 that you sold the CarrAmerica Corporate Center to a joint venture in return for cash and a 19% interest in the joint venture. Further, we note that you funded additional capital and have some level of continuing involvement. Please tell us how you applied paragraph 30 of SOP 78-9 and paragraphs 33 and 34 of SFAS 66 in accounting for the gain of $77.4 million in 2005.

With respect to the sale of the CarrAmerica Corporate Center to a joint venture in return for cash and a 19% interest in the joint venture, the Company applied paragraph 30 of SOP 78-9 by recording its investment in the joint venture at its original cost basis, less related depreciation. The Company did not recognize profit on the portion of the transaction that, in

Ms. Karen J. Garnett

May 11, 2006

substance, represented the contribution of capital, in the form of real estate assets, to the joint venture. The Company accounted for the sale as a sale of a partial interest in accordance with paragraph 33 of SFAS No. 66, as it retained an equity interest in the buyer, the joint venture. In accordance with paragraph 34 of SFAS No. 66 (and considering the fact that the Company does not control the buyer), profit was recognized proportionate to the outside interest the Company held in the buyer at the date of the sale as adjusted for our additional funding commitment. At the date of the sale, the Company retained an 18.9% interest with a commitment to fund additional capital which would increase the Company’s retained interest to 20.0%. The additional capital was funded in the third quarter of 2005 and the Company had no other commitments to make contributions to or fund obligations of the buyer that were disproportionate to its 20.0% ownership interest. Accordingly, the Company did not recognize any profit related to its 20.0% retained interest.

****

The statement that the Staff has requested from the Company pursuant to the Staff’s letter of comment dated May 4, 2006 is attached hereto as Exhibit A.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (202) 637-3675 or Alexander J. Park at (202) 637-5705.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

Enclosures

cc:	Mr. Geoffrey Ossias
Thomas A. Carr
Linda A. Madrid
J. Warren Gorrell, Jr.
Christopher J. Walsh
Alexander J. Park
Brian M. Stadler

Exhibit A

CarrAmerica Realty Corporation

1850 K Street, N.W., Suite 500

Washington, DC 20006

May 11, 2006

Ms. Karen J. Garnett

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Please be advised that CarrAmerica Realty Corporation (the “Company”) hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CARRAMERICA REALTY CORPORATION /s/ Thomas A. Carr
Name:	Thomas A. Carr
Title:	Chief Executive Officer and Chairman of the Board of Directors